                     U.S. Securities and Exchange Commission

                             Washington, D.C. 20549
                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:            Date examination completed:
           811-08839                                              March 31, 2004

2.    State Identification Number:

AL             AK            AZ          AR                  CA            CO
CT             DE            DC          FL                  GA            HI
ID             IL            IN          IA                  KS            KY
LA             ME            MD          MA   None           MI            MN
MS             MO            MT          NE                  NV            NH
NJ             NM            NY          NC                  ND            OH
OK             OR            PA          RI                  SC            SD
TN             TX            UT          VT                  VA            WA
WV             WI            WY          PUERTO RICO

Other (specify):[ ]

3. Exact name of investment company as specified in registration statement: streetTRACKS Series Trust

4. Address of principal executive office: (number, street, city, state, zip code) 225 Franklin Street, Boston, MA 02210

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                Report of Ernst & Young LLP, Independent Auditors

To the Board of Trustees of
streetTRACKS(R) Series Trust

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that streetTRACKS(R) Series Trust (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of March 31, 2004 with respect to securities and similar investments reflected in the investment account of the Company. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2004, without prior notice to management, and with respect to agreement of security and similar investments purchases and sales, for the period from October 31, 2003 (the date of last examination) through March 31, 2004:

- Confirmation of all securities and similar investments held by the Depository Trust Company in book entry form;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and State Street Bank & Trust Company;

- Agreement of investment purchases and sales since our last examination from the books and records of the Funds to broker confirmations, or subsequent cash settlement activity, where replies from brokers were not received.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, streetTRACKS(R) Series Trust complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2004, with respect to securities and similar investments reflected in the investment account of the Company.

This report is intended solely for the information and use of the board of trustees and management of streetTRACKS(R) Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                    Ernst & Young LLP

Boston, Massachusetts
May 21, 2004

  REPORT OF MANAGEMENT ON COMPLIANCE WITH RULE 17f-2 OF THE INVESTMENT COMPANY
                                   ACT OF 1940

September 15, 2004

We, as members of management of streetTRACKS(R) Series Trust (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2004.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2004 with respect to securities and similar investments reflected in the investment account of the Company.

_________________________________
Michael P. Riley
Assistant Treasurer
streetTRACKS(R) Series Trust